Filed Pursuant to Rule 425
Filing Person: CommScope, Inc.
Subject Company: Andrew Corporation
Commission File Number: 333-145398

CommScope and Andrew Transition News

October 11, 2007

Welcome to the fifth edition of CommScope and Andrew Transition News, our vehicle for communicating with everyone about the progress of bringing together our two strong companies.

Key Developments

•                  Regulatory update

•                  High-level planning by transition teams

•                  Manufacturing site visits

•                  Employee questions

Regulatory Update

CommScope re-filed its registration statement on Form S-4, which included an amended preliminary prospectus and Andrew’s proxy statement, with the US Securities and Exchange Commission on Wednesday, September 26. The updated S-4 amended the original filing of August 13 to address questions raised by the commission. The definitive proxy statement/prospectus is expected to be sent to Andrew shareholders shortly after the registration statement is declared effective by the SEC. It is a detailed document that will provide shareholders with the information necessary to evaluate and vote on the proposed merger.

Meanwhile, we continue to work with the Department of Justice. We do not know when a decision will be reached by the DOJ on its antitrust review of the transaction, but we are working hard to fulfill the DOJ’s requests and bring a positive outcome as soon as possible. We continue to expect to close the transaction before the end of 2007.

Finally, the proposed transaction was cleared recently by two other jurisdictions—Russia and Taiwan—that had been reviewing it. In addition to the US and European Commission, approval is needed from South Africa before the transaction can close.

Transition Teams

With more than 50 teams working to determine the best way to combine various key functions in the two companies, there is a tremendous amount of planning and strategizing taking place as we work to transition toward a future combination of CommScope and Andrew. One of the first major milestones for each of the teams is development and agreement on high-level plans. These plans are intended to set each functional area’s broad structure and direction, from which key tactics and major actions will be developed on the road toward post-close integration. High-level plans were submitted to the transition steering committee the week of September 24, and are being presented in face-to-face meetings in Hickory, N.C., with Andrew’s Bob Hudzik and CommScope’s Brian Garrett, Eddie Edwards, and Ted Hally through mid October. Once those plans are approved by the executive steering committee, the detailed planning phase will begin with the intention of completion by the time the acquisition is closed.

Manufacturing Visits

The executive steering committee of Bob Hudzik, Eddie Edwards and Ted Hally has been conducting visits to many of Andrew’s manufacturing locations as part of the transition planning process. Site visits have been made to Buchdorf, Germany; Brno, Czech Republic; Agrate, Italy; Lochgelly, Scotland; Stratford, England; Warren, N.J.; Joliet, Ill.; and Forrest, Va. The visits enabled leaders to gain a deeper understanding of business operations and meet the local management teams and employees. The next site visits are planned for mid-October in Suzhou, China, and Goa, India.

Employee Frequently Asked Questions

Employees from both companies have asked many good questions about our proposed combination. We will attempt to answer several of them in each issue of Transition News. You can submit transition questions to:  communications@commscope.com

Additionally, we encourage you to discuss issues and concerns with your manager or Human Resources contact, as we may not be able to answer all questions in upcoming news updates. Here are some recently submitted questions:

After closing the transaction, will Andrew’s sales quotas need to be changed?

A:  Andrew has completed its planning for fiscal year 2008, which began October 1. These plans will be updated to reflect the transition plans and strategies, and adjusted to reflect CommScope’s calendar-year fiscal cycle.

What fiscal cycle will be used by the company after the transaction is closed?

CommScope’s fiscal year runs from January 1 to December 31, and that will remain in effect.

Which company should sign agreements with suppliers or customers prior to the transaction closing?

A:  Until the transaction is completed, both companies remain fully independent of each other. Andrew continues to be responsible for its own legal agreements with customers and suppliers.

In the last Transition News, it was noted that the exchange of Andrew stockholders’ shares will be handled by Mellon, CommScope’s exchange agent. Does that also apply to stock options or restricted stock units held by employees or retirees?

A:  Yes. Prior to the merger closing, holders of Andrew stock options and restricted stock units will receive written instructions from Mellon Investor Services LLC, acting as CommScope’s exchange agent, explaining how options and restricted stock will be handled.

Look for more employee frequently asked questions in the next edition of CommScope and Andrew Transition News.

Forward-Looking Statements

This document may contain forward-looking statements regarding, among other things, the proposed business combination between CommScope and Andrew and the anticipated consequences and benefits of such transaction, and other financial and operational items relating to CommScope and Andrew. Statements made in the future tense, and statements using words such as “intend,” “goal,” “estimate,” “expect,” “expectations,” “project,” “projections,” “plans,” “anticipates,” “believe,” “think,” “confident” and “scheduled” and similar expressions are intended to identify forward-looking statements. Forward-looking statements are not a guarantee of performance and are subject to a number of risks and uncertainties, many of which are difficult to predict and are beyond the control of CommScope or Andrew. These risks and uncertainties could cause actual results to differ materially from those expressed in or implied by the forward-looking statements, and therefore should be carefully considered. Relevant risks and uncertainties relating to the proposed transaction include, but are not limited to: the risk that required regulatory review and approval may not be obtained in a timely manner, if at all; Andrew’s stockholders may not approve the proposed transaction; the anticipated benefits and synergies of the proposed transaction may not be realized; the integration of Andrew’s operations with CommScope could be materially delayed or may be more costly or difficult than expected; the proposed transaction may not be consummated; legal proceedings may be commenced by or against CommScope or Andrew. For a more complete description of factors that could cause such a difference, as well as risk and uncertainties generally applicable to CommScope and Andrew, please see CommScope’s filings with the Securities and Exchange Commission (SEC), which are available on CommScope’s website or at www.sec.gov, and Andrew’s filings with the SEC, which are available on Andrew’s website or at www.sec.gov. In providing forward-looking statements, neither CommScope nor Andrew intends, and neither undertakes any duty or obligation, to update these statements as a result of new information, future events or otherwise.

Additional Information

In connection with the proposed merger, CommScope filed a registration statement with the SEC on Form S-4 (File No. 333-145398) containing a preliminary proxy statement/prospectus and CommScope and Andrew expect to mail a definitive proxy statement/prospectus to Andrew’s stockholders containing information about the merger. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS CAREFULLY.

The registration statement and the proxy statement/prospectus contain important information about CommScope, Andrew, the merger, and related matters. Investors and security holders may obtain free copies of these documents through the web site maintained by the SEC at www.sec.gov. In addition to the registration statement and the proxy statement/prospectus, CommScope and Andrew file annual, quarterly, and special reports, proxy statements, and other information with the SEC. Printed copies of these documents can also be obtained free of charge (other than a reasonable duplicating charge for exhibits to our reports on Form 10-K, Form 10-Q and Form 8-K) by any stockholder who requests them from either CommScope’s or Andrew’s Investor Relations Department:

Investor Relations	Investor Relations
CommScope, Inc.	Andrew Corporation
1100 CommScope Place, SE	3 Westbrook Corporate Center
P.O. Box 339	Suite 900
Hickory, North Carolina 28602 U.S.A.	Westchester, Illinois 60154 U.S.A.
Phone: 1-828-324-2200	Phone: 1-800-232-6767 or 1-708-236-6616
Fax: 1-828-982-1708	Fax: 1-708-492-3774
E-mail: investor.relations@commscope.com	E-mail: investor.relations@andrew.com

CommScope, Andrew and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from Andrew stockholders in connection with the proposed transaction. Information about CommScope’s directors and executive officers and their ownership of CommScope common stock is set forth in the definitive proxy statement for CommScope’s 2007 annual meeting of stockholders, as filed by CommScope with the SEC on Schedule 14A on March 16, 2007. Information about Andrew’s directors and executive officers and their ownership of Andrew common stock is set forth in the definitive proxy statement for Andrew’s 2007 annual meeting of stockholders, as filed by Andrew with the SEC on Schedule 14A on December 29, 2006. Other information regarding the participants in the proxy solicitation is contained in the proxy statement/prospectus and other relevant materials filed with the SEC when they become available.

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